FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 28, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2017 (U.S. GAAP)

Date:	July 28, 2017
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki
Managing Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the three months ended June 30
	2016		2017
	(Millions of yen, except per share data)
		% Change from June 30, 2015		% Change from June 30, 2016
Total revenue	418,412	(17.7%)	467,926	11.8%
Net revenue	338,480	(20.2%)	360,823	6.6%
Income before income taxes	62,765	(40.8%)	77,443	23.4%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	46,825	(31.9%)	56,856	21.4%
Comprehensive income	(46,781)	—%	56,022	—%
Basic-Net income attributable to NHI shareholders per share (Yen)	13.00		16.07
Diluted-Net income attributable to NHI shareholders per share (Yen)	12.71		15.77
Return on shareholders’ equity-annualized	7.0%		8.1%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At June 30
	2017	2017
	(Millions of yen, except per share data)
Total assets	42,852,078	44,477,783
Total equity	2,843,791	2,910,789
Total NHI shareholders’ equity	2,789,916	2,847,020
Total NHI shareholders’ equity as a percentage of total assets	6.5%	6.4%
Total NHI shareholders’ equity per share (Yen)	790.70	802.63

2. Cash Dividends

	For the year ended March 31
	2017	2018	2018 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	9.00	—	Unconfirmed
At December 31	—	—	—
At March 31	11.00	—	Unconfirmed
For the year	20.00	—	Unconfirmed

Note: Nomura plans to forgo dividend distribution for Q3 of fiscal year 2018. Fiscal year 2018 Q2 and Q4 dividends are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2018”.

3. Earnings Forecasts for the year ending March 31, 2018

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : None
b)	Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2017	2017
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	294,133,150	275,433,230

	For the three months ended June 30
	2016	2017
Average number of shares outstanding (year-to-date)	3,600,920,503	3,538,529,057

*This quarterly report is not subject to quarterly review

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11
(7) Significant Subsequent Events	P.12

3. Supplementary Information	P.13

(1) Consolidated Statements of Income – Quarterly Comparatives	P.13
(2) Business Segment Information – Quarterly Comparatives	P.14
(3) Other	P.15

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2016 (A)	June 30, 2017 (B)
Net revenue	338.5	360.8	6.6
Non-interest expenses	275.7	283.4	2.8

Income (loss) before income taxes	62.8	77.4	23.4
Income tax expense	15.8	19.4	22.9

Net income (loss)	47.0	58.0	23.6

Less: Net income (loss) attributable to noncontrolling interests	0.1	1.2	693.3

Net income (loss) attributable to NHI shareholders	46.8	56.9	21.4

Return on shareholders’ equity-annualized	7.0%	8.1%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 360.8 billion yen for the three months ended June 30, 2017, an increase of 6.6% from the same period in the prior year. Non-interest expenses increased by 2.8% from the same period in the prior year to 283.4 billion yen. Income before income taxes was 77.4 billion yen and net income attributable to NHI shareholders was 56.9 billion yen for the three months ended June 30, 2017.

Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2016 (A)	June 30, 2017 (B)
Net revenue	349.0	360.8	3.4
Non-interest expenses	275.7	283.4	2.8

Income (loss) before income taxes	73.3	77.4	5.6

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2017 was 360.8 billion yen, an increase of 3.4% from the same period in the prior year. Non-interest expenses increased by 2.8% from the same period in the prior year to 283.4 billion yen. Income before income taxes was 77.4 billion yen for the three months ended June 30, 2017. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2016 (A)	June 30, 2017 (B)
Net revenue	83.8	101.7	21.4
Non-interest expenses	75.1	76.8	2.3

Income (loss) before income taxes	8.7	24.9	187.3

Net revenue increased by 21.4% from the same period in the prior year to 101.7 billion yen, primarily due to an increase in commissions received from distribution of investment trusts and brokerage. Non-interest expense increased by 2.3% to 76.8 billion yen. As a result, income before income taxes increased by 187.3% to 24.9 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2016 (A)	June 30, 2017 (B)
Net revenue	25.9	28.1	8.3
Non-interest expenses	13.7	14.5	6.1

Income (loss) before income taxes	12.2	13.6	10.9

Net revenue increased by 8.3% from the same period in the prior year to 28.1 billion yen. Non-interest expense increased by 6.1% to 14.5 billion yen. As a result, income before income taxes increased by 10.9% to 13.6 billion yen. Assets under management were 46.1 trillion yen as of June 30, 2017.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2016 (A)	June 30, 2017 (B)
Net revenue	190.9	179.3	(6.1)
Non-interest expenses	144.3	154.0	6.7

Income (loss) before income taxes	46.6	25.4	(45.6)

Net revenue decreased by 6.1% from the same period in the prior year to 179.3 billion yen. Non-interest expense increased by 6.7% to 154.0 billion yen. As a result, income before income taxes decreased by 45.6% from the same period in the prior year to 25.4 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2016 (A)	June 30, 2017 (B)
Net revenue	48.4	51.7	6.8
Non-interest expenses	42.6	38.1	(10.7)

Income (loss) before income taxes	5.8	13.6	136.0

Net revenue was 51.7 billion yen. Income before income taxes was 13.6 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2017 were 44,477.8 billion yen, an increase of 1,625.7 billion yen compared to March 31, 2017, mainly due to the increase in Trading assets. Total liabilities as of June 30, 2017 were 41,567.0 billion yen, an increase of 1,558.7 billion yen compared to March 31, 2017, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of June 30, 2017 was 2,910.8 billion yen, an increase of 67.0 billion yen compared to March 31, 2017.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2017) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2017) for the year ended March 31, 2017.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2017	June 30, 2017	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,536,840	2,320,788	(216,052)
Time deposits	207,792	203,302	(4,490)
Deposits with stock exchanges and other segregated cash	227,456	262,119	34,663

Total cash and cash deposits	2,972,088	2,786,209	(185,879)

Loans and receivables:
Loans receivable	1,875,828	1,853,980	(21,848)
Receivables from customers	148,378	121,687	(26,691)
Receivables from other than customers	1,076,773	1,530,533	453,760
Allowance for doubtful accounts	(3,551)	(3,606)	(55)

Total loans and receivables	3,097,428	3,502,594	405,166

Collateralized agreements:
Securities purchased under agreements to resell	11,456,591	12,966,214	1,509,623
Securities borrowed	7,273,234	5,412,343	(1,860,891)

Total collateralized agreements	18,729,825	18,378,557	(351,268)

Trading assets and private equity investments:
Trading assets*	15,165,310	16,930,271	1,764,961
Private equity investments	27,054	23,682	(3,372)

Total trading assets and private equity investments	15,192,364	16,953,953	1,761,589

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥445,000 million as of March 31, 2017 and ¥458,735 million as of June 30, 2017)	349,696	355,876	6,180
Non-trading debt securities*	775,025	770,144	(4,881)
Investments in equity securities*	146,730	149,489	2,759
Investments in and advances to affiliated companies*	420,116	420,775	659
Other	1,168,806	1,160,186	(8,620)

Total other assets	2,860,373	2,856,470	(3,903)

Total assets	42,852,078	44,477,783	1,625,705

*	Including securities pledged as collateral

Millions of yen
March 31, 2017	June 30, 2017	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	543,049	597,964	54,915
Payables and deposits:
Payables to customers	1,005,670	1,063,663	57,993
Payables to other than customers	1,569,922	1,449,305	(120,617)
Deposits received at banks	1,132,843	1,180,590	47,747

Total payables and deposits	3,708,435	3,693,558	(14,877)

Collateralized financing:
Securities sold under agreements to repurchase	17,095,898	18,639,563	1,543,665
Securities loaned	1,627,124	1,603,305	(23,819)
Other secured borrowings	338,069	326,338	(11,731)

Total collateralized financing	19,061,091	20,569,206	1,508,115

Trading liabilities	8,191,794	8,052,472	(139,322)
Other liabilities	1,308,510	1,135,455	(173,055)
Long-term borrowings	7,195,408	7,518,339	322,931

Total liabilities	40,008,287	41,566,994	1,558,707

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2017 and 3,822,562,601 shares as of June 30, 2017
Outstanding	-	3,528,429,451 shares as of March 31, 2017 and 3,547,129,371 shares as of June 30, 2017	594,493	594,493	—
Additional paid-in capital	681,329	675,846	(5,483)
Retained earnings	1,663,234	1,716,773	53,539
Accumulated other comprehensive income	33,652	31,088	(2,564)

Total NHI shareholders’ equity before treasury stock	2,972,708	3,018,200	45,492
Common stock held in treasury, at cost -
294,133,150 shares as of March 31, 2017 and
275,433,230 shares as of June 30, 2017	(182,792)	(171,180)	11,612

Total NHI shareholders’ equity	2,789,916	2,847,020	57,104

Noncontrolling interests	53,875	63,769	9,894

Total equity	2,843,791	2,910,789	66,998

Total liabilities and equity	42,852,078	44,477,783	1,625,705

(2)	Consolidated Statements of Income

	Millions of yen		% Change
	For the three months ended
	June 30, 2016 (A)	June 30, 2017 (B)	(B-A)/(A)
Revenue:
Commissions	76,255	90,968	19.3
Fees from investment banking	17,313	22,707	31.2
Asset management and portfolio service fees	52,612	58,343	10.9
Net gain on trading	140,143	120,467	(14.0)
Gain (loss) on private equity investments	(13)	359	—
Interest and dividends	106,551	134,392	26.1
Gain (loss) on investments in equity securities	(9,966)	62	—
Other	35,517	40,628	14.4

Total revenue	418,412	467,926	11.8
Interest expense	79,932	107,103	34.0

Net revenue	338,480	360,823	6.6

Non-interest expenses:
Compensation and benefits	125,949	136,249	8.2
Commissions and floor brokerage	24,172	23,775	(1.6)
Information processing and communications	44,249	44,569	0.7
Occupancy and related depreciation	18,228	17,056	(6.4)
Business development expenses	8,296	8,409	1.4
Other	54,821	53,322	(2.7)

Total non-interest expenses	275,715	283,380	2.8

Income before income taxes	62,765	77,443	23.4
Income tax expense	15,791	19,405	22.9

Net income	46,974	58,038	23.6

Less: Net income attributable to noncontrolling interests	149	1,182	693.3

Net income attributable to NHI shareholders	46,825	56,856	21.4

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	13.00	16.07	23.6

Diluted-
Net income attributable to NHI shareholders per share	12.71	15.77	24.1

(3)	Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the three months ended
	June 30, 2016 (A)	June 30, 2017 (B)	(B-A)/(A)
Net income	46,974	58,038	23.6
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(81,335)	3,086	—
Deferred income taxes	4,678	(321)	—

Total	(76,657)	2,765	—

Defined benefit pension plans:
Pension liability adjustment	(333)	(1,709)	—
Deferred income taxes	57	103	80.7

Total	(276)	(1,606)	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(2,062)	2,165	—
Deferred income taxes	(429)	(474)	—

Total	(2,491)	1,691	—

Own Credit Adjustments:
Own Credit Adjustments:	(17,253)	(6,077)	—
Deferred income taxes	2,922	1,211	(58.6)

Total	(14,331)	(4,866)	—

Total other comprehensive income (loss)	(93,755)	(2,016)	—

Comprehensive income	(46,781)	56,022	—
Less: Comprehensive income attributable to noncontrolling interests	(717)	1,730	—

Comprehensive income attributable to NHI shareholders	(46,064)	54,292	—

(4)	Note with respect to the Assumption as a Going Concern

Not applicable.

(5)	Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2016 (A)	June 30, 2017 (B)
Net revenue

Business segment information:
Retail	83,751	101,684	21.4
Asset Management	25,934	28,097	8.3
Wholesale	190,932	179,316	(6.1)

Subtotal	300,617	309,097	2.8
Other	48,411	51,707	6.8

Net revenue	349,028	360,804	3.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,548)	19	—

Net revenue	338,480	360,823	6.6

Non-interest expenses

Business segment information:
Retail	75,086	76,792	2.3
Asset Management	13,695	14,527	6.1
Wholesale	144,290	153,963	6.7

Subtotal	233,071	245,282	5.2
Other	42,644	38,098	(10.7)

Non-interest expenses	275,715	283,380	2.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	275,715	283,380	2.8

Income (loss) before income taxes

Business segment information:
Retail	8,665	24,892	187.3
Asset Management	12,239	13,570	10.9
Wholesale	46,642	25,353	(45.6)

Subtotal	67,546	63,815	(5.5)
Other*	5,767	13,609	136.0

Income (loss) before income taxes	73,313	77,424	5.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,548)	19	—

Income (loss) before income taxes	62,765	77,443	23.4

*  Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended
	June 30, 2016 (A)	June 30, 2017 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	11,974	(654)	—
Realized gain (loss) on investments in equity securities held for operating purposes	582	43	(92.6)
Equity in earnings of affiliates	1,058	7,022	563.7
Corporate items	(4,306)	154	—
Other	(3,541)	7,044	—

Total	5,767	13,609	136.0

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2017
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	681,329
Issuance and exercise of common stock options	(5,483)

Balance at end of period	675,846

Retained earnings
Balance at beginning of year	1,663,234
Net income attributable to NHI shareholders	56,856
Gain (loss) on sales of treasury stock	(3,317)

Balance at end of period	1,716,773

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	47,767
Net change during the period	2,602

Balance at end of period	50,369

Defined benefit pension plans
Balance at beginning of year	(41,020)
Pension liability adjustment	(1,606)

Balance at end of period	(42,626)

Non-trading securities
Balance at beginning of year	20,344
Net unrealized gain on non-trading securities	1,306

Balance at end of period	21,650

Own credit adjustments
Balance at beginning of year	6,561
Own credit adjustments	(4,866)

Balance at end of period	1,695

Balance at end of period	31,088

Common stock held in treasury
Balance at beginning of year	(182,792)
Repurchases of common stock	(3)
Sale of common stock	0
Common stock issued to employees	11,587
Other net change in treasury stock	28

Balance at end of period	(171,180)

Total NHI shareholders’ equity

Balance at end of period	2,847,020

Noncontrolling interests
Balance at beginning of year	53,875
Net change during the period	9,894

Balance at end of period	63,769

Total equity

Balance at end of period	2,910,789

(7)	Significant Subsequent Events

Sale of JAFCO Co., Ltd. (“JAFCO”) shares

On July 28, 2017 through JAFCO’s share buy-back, NHI has tendered and sold 8,488,200 shares of JAFCO, previously an equity-method affiliate. As a result of this transaction, income before income taxes of approximately 9 billion yen is expected to be booked in NHI’s consolidated financial statements during the second quarter of the fiscal year ending March 31, 2018. From the second quarter, JAFCO will no longer be an equity-method affiliate of NHI.

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2017
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017 (A)	June 30, 2017 (B)
Revenue:
Commissions	76,255	74,640	86,257	89,977	90,968	1.1	327,129
Fees from investment banking	17,313	23,353	23,743	28,171	22,707	(19.4)	92,580
Asset management and portfolio service fees	52,612	52,140	55,106	56,621	58,343	3.0	216,479
Net gain on trading	140,143	118,758	108,385	108,301	120,467	11.2	475,587
Gain (loss) on private equity investments	(13)	(420)	596	1,208	359	(70.3)	1,371
Interest and dividends	106,551	108,863	117,383	108,239	134,392	24.2	441,036
Gain (loss) on investments in equity securities	(9,966)	7,654	12,865	(2,845)	62	—	7,708
Other	35,517	41,121	39,549	37,439	40,628	8.5	153,626

Total revenue	418,412	426,109	443,884	427,111	467,926	9.6	1,715,516
Interest expense	79,932	79,114	75,239	78,034	107,103	37.3	312,319

Net revenue	338,480	346,995	368,645	349,077	360,823	3.4	1,403,197

Non-interest expenses:
Compensation and benefits	125,949	127,969	127,592	114,875	136,249	18.6	496,385
Commissions and floor brokerage	24,172	22,867	22,977	24,479	23,775	(2.9)	94,495
Information processing and communications	44,249	41,601	42,152	47,278	44,569	(5.7)	175,280
Occupancy and related depreciation	18,228	16,803	16,879	17,926	17,056	(4.9)	69,836
Business development expenses	8,296	6,881	8,848	11,086	8,409	(24.1)	35,111
Other	54,821	49,100	54,249	51,125	53,322	4.3	209,295

Total non-interest expenses	275,715	265,221	272,697	266,769	283,380	6.2	1,080,402

Income before income taxes	62,765	81,774	95,948	82,308	77,443	(5.9)	322,795
Income tax expense	15,791	19,721	25,218	19,499	19,405	(0.5)	80,229

Net income	46,974	62,053	70,730	62,809	58,038	(7.6)	242,566

Less: Net income attributable to noncontrolling interests	149	873	384	1,543	1,182	(23.4)	2,949

Net income attributable to NHI shareholders	46,825	61,180	70,346	61,266	56,856	(7.2)	239,617

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	13.00	17.10	19.89	17.38	16.07	(7.5)	67.29

Diluted-
Net income attributable to NHI shareholders per share	12.71	16.68	19.44	17.00	15.77	(7.2)	65.65

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017 (A)	June 30, 2017 (B)	(B-A)/(A)	March 31, 2017

Net revenue

Business segment information:
Retail	83,751	86,164	101,342	103,177	101,684	(1.4)	374,434
Asset Management	25,934	21,277	28,907	23,309	28,097	20.5	99,427
Wholesale	190,932	179,863	197,285	171,176	179,316	4.8	739,256

Subtotal	300,617	287,304	327,534	297,662	309,097	3.8	1,213,117
Other	48,411	52,111	28,691	54,251	51,707	(4.7)	183,464

Net revenue	349,028	339,415	356,225	351,913	360,804	2.5	1,396,581

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,548)	7,580	12,420	(2,836)	19	—	6,616

Net revenue	338,480	346,995	368,645	349,077	360,823	3.4	1,403,197

Non-interest expenses

Business segment information:
Retail	75,086	71,754	75,393	77,409	76,792	(0.8)	299,642
Asset Management	13,695	13,844	14,919	14,636	14,527	(0.7)	57,094
Wholesale	144,290	140,596	149,871	143,052	153,963	7.6	577,809

Subtotal	233,071	226,194	240,183	235,097	245,282	4.3	934,545
Other	42,644	39,027	32,514	31,672	38,098	20.3	145,857

Non-interest expenses	275,715	265,221	272,697	266,769	283,380	6.2	1,080,402

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	275,715	265,221	272,697	266,769	283,380	6.2	1,080,402

Income (loss) before income taxes

Business segment information:
Retail	8,665	14,410	25,949	25,768	24,892	(3.4)	74,792
Asset Management	12,239	7,433	13,988	8,673	13,570	56.5	42,333
Wholesale	46,642	39,267	47,414	28,124	25,353	(9.9)	161,447

Subtotal	67,546	61,110	87,351	62,565	63,815	2.0	278,572
Other*	5,767	13,084	(3,823)	22,579	13,609	(39.7)	37,607

Income (loss) before income taxes	73,313	74,194	83,528	85,144	77,424	(9.1)	316,179

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,548)	7,580	12,420	(2,836)	19	—	6,616

Income (loss) before income taxes	62,765	81,774	95,948	82,308	77,443	(5.9)	322,795

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2017
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017 (A)	June 30, 2017 (B)
Net gain (loss) related to economic hedging transactions	11,974	(4,119)	(15,948)	814	(654)	—	(7,279)
Realized gain (loss) on investments in equity securities held for operating purposes	582	74	445	(9)	43	—	1,092
Equity in earnings of affiliates	1,058	10,945	10,960	9,379	7,022	(25.1)	32,342
Corporate items	(4,306)	(5,266)	(769)	3,902	154	(96.1)	(6,439)
Other	(3,541)	11,450	1,489	8,493	7,044	(17.1)	17,891

Total	5,767	13,084	(3,823)	22,579	13,609	(39.7)	37,607

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2018_1q.pdf